Exhibit 99.2

GAN Limited Announced Agreement to Acquire Coolbet

Acquisition of Coolbet’s best-in-class international sportsbook engine provides GAN with a full-service solution to real money gaming in U.S.

Combination brings additional scale, geographical reach and offers new market opportunities for GAN’s B2B technology and a new vertical through B2C

Irvine, California | November 16, 2020: GAN Limited (the “Company” or “GAN”) (NASDAQ: GAN), a leading business-to-business supplier of internet gaming software-as-a-service solutions primarily to the U.S. land-based casino industry, today announced that it has signed a definitive purchase agreement to acquire Vincent Group p.l.c. (“Coolbet”) for a total consideration of approximately €149 million (subject to adjustment as provided in the Share Exchange Agreement). The acquisition is expected to close in the first quarter of 2021, subject to regulatory review and the satisfaction of certain closing conditions. GAN expects to fund the acquisition with new capital. Coolbet is an award-winning, Business-to-Consumer (“B2C”) iGaming operator, with a footprint in Northern Europe, Canada, and Latin America in real money iGaming and online sports betting.

Acquisition Highlights:

●	Vincent Group p.l.c. brings Coolbet, a sports focused brand to GAN, which was founded by the industry veteran Jan Svendsen and is supported by proprietary software with one of the most experienced engineering and trading teams in the industry.

●	Coolbet achieved trailing-twelve-month revenue of €26 million and a 46% revenue CAGR from 2018 to 2020, making it one of the fastest growing European B2C iGaming operators today.

●	The acquisition will leverage Coolbet’s industry-leading, proprietary sports betting technology, which is anticipated to be integrated into GAN’s turnkey technology solutions for launch in the U.S. RMiG market by second half of 2021

●	Provides additional opportunity to leverage GAN’s business-to-business (“B2B”) experience and proprietary technology into Coolbet’s core markets and across its existing relationships with casino operators around the globe

●	GAN to welcome over 175 new global employees and engineering talent, over 84,000 active customers in the third quarter of 2020, and an industry leading retention rate of 85% Quarter-on-Quarter in 2020.

●	Transaction is expected to close in the first quarter of 2021 and will be immediately accretive.

Dermot Smurfit Commented:

“From the onset of our IPO we have continued to enhance and perfect our internet gaming software-as-a-service solutions for the U.S. market. As a part of that growth strategy, we have been clear that we needed to add a best-in-class sportsbook engine to round out our real money iGaming platform, and we believe Coolbet is the perfect fit for both GAN and our customers. Coolbet launched in early 2016 in a hypercompetitive online market in Northern Europe and subsequently expanded into Latin America and Canada over the last two years. Since its launch, Coolbet has proven that its sportsbook offering is one of the best in the market today. Coolbet’s award winning user interface and proprietary technical platform will enable us to quickly introduce the sportsbook offering to our land-based casino customers across the U.S., who need a flexible and customizable solution to online gaming. Coolbet brings one of the most experienced teams of engineers in the industry and their technology is built on a similar architectural design as our own, which is anticipated to make the integration process fairly seamless. The timing of the acquisition ideally positions GAN to leverage its growing customer base, as well as the momentum that sports legislation has seen with the election results in Maryland, Louisiana, South Dakota, and Tennessee.”

“Additionally, Coolbet is more than just the best sportsbook platform we vetted during our process. Coolbet has a well-established global business, a strong and loyal B2C customer base, and a diversified revenue stream. They are expert marketers and have grown their top-line over 46% in highly competitive and established markets in Northern Europe, Latin American and Canada. We will not only achieve scale and diversity across our revenue streams through this combination, but we also see a strong opportunity to leverage Coolbet’s expertise and relationships in other markets where our industry-leading B2B SaaS platform can be deployed.”

“In summary, this union brings two of the best-in class, high-growth offerings in the iGaming space together, and makes a powerful combination. We expect to achieve significant revenue synergies across both platforms over the long-term and have structured the deal to be immediately accretive. We are excited to welcome the Coolbet team to GAN and look forward to building one of the most complete solutions in our industry. We view this acquisition as part of our unwavering commitment to shareholder value and our long-term growth strategy.”

Coolbet Background

Vincent Group p.l.c. is a Malta public limited company that operates an online gaming platform under the flagship brand, Coolbet. Coolbet’s proprietary platform was uniquely developed in-house, and offers online real-money gaming in sports, casino, poker and virtual e-sports. Coolbet currently has approximately 175 full-time equivalents, primarily based in Tallinn, Estonia, and a management team with extensive experience in the RMiG industry. Currently, the Company has gambling licenses in Estonia, Sweden and Malta.

Coolbet was awarded start-up of the year in 2017 by International Gaming Awards, World’s Best Bookmaker in 2018 and 2019 by TIPS magazine, and mobile sports product of the year in 2019 and 2020 by the International Gaming Awards.

Revenue for the first nine months of 2020 was €18.6 million, split approximately 50% in sports betting and 50% in casino and other. Coolbet has customers in Norway, Sweden, Finland, Iceland, Estonia, Chile and recently expanded into Canada and Peru. Despite the impact of COVID-19 on its markets in the second quarter of 2020, the Company has achieved an EBITDA of €0.5M for the nine months ended September 30, 2020 and break-even Net Operating Income. Coolbet has previously raised €35 million in equity through private placements and currently has no debt.

Transaction Summary

GAN is acquiring Vincent Group p.l.c in an exchange offer for €149.1 million, on a cash-free, debt-free basis, through a combination of cash and stock. The transaction, which has been unanimously approved by GAN Limited’s board of directors, is expected to close in the first quarter of 2021. It is subject to customary closing conditions, including regulatory approvals.

B. Riley Securities provided a fairness opinion to the GAN board of directors with respect to the acquisition, and Sheppard, Mullin, Richter & Hampton LLP, is acting as GAN’s legal counsel.

About GAN Limited

GAN is a leading business-to-business supplier of internet gambling software-as-a-service solutions predominantly to the U.S. land-based casino industry. GAN has developed a proprietary internet gambling enterprise software system, GameSTACK™, which it licenses to land-based casino operators as a turnkey technology solution for regulated real-money internet gambling, encompassing internet gaming, internet sports gaming and virtual Simulated Gaming.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the pending acquisition of Coolbet and the anticipated benefits to the Company related thereto (including the Company’s expectation that the acquisition will be immediately accretive with significant revenue synergies), the timing of closing the Coolbet acquisition, the momentum of U.S. states legalizing online sports betting, and the ability to grow Coolbet’s B2C business and revenue, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law.

Investor Contacts:

GAN	Alpha IR Group
Jack Wielebinski	Sofia Byrne or Chris Hodges
Head of Investor Relations	(312) 445-2870
(214) 799-4660	GAN@alpha-ir.com
jwielebinski@GAN.com

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